

Investor Presentation

DSP Group, Inc.

May 13, 2013

Overview of Starboard Value LP

- Starboard Value LP is a deep value oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.

  - Our approach to investment research begins with a deep fundamental understanding of a company's businesses, end markets, and competitive positioning.

  - We compile information from a variety of publicly available sources, including our own primary research, as well as interviews with industry executives, consultants, customers, partners, competitors, and other investors.

  - We evaluate each company with an open mind and welcome constructive discussions with management regarding corporate strategy and their vision for the future.

- Starboard has been making active investments in public companies for over ten years.

  - We generate returns through an increase in shareholder value at our portfolio companies.

  - Our interests are therefore directly aligned with those of all shareholders.

- Over the past ten years, Starboard has added or replaced approximately 97 corporate directors on approximately 35 corporate boards.[1]

  - We understand the requirements of public board service and how to be effective in the boardroom while remaining professional and constructive.

- Although it is difficult to quantify the direct impact of change in board composition on stock price performance, in our experience it has had a material positive impact. According to 13D Monitor, a leading independent research provider on shareholder activism:

  - *"Starboard's average return on a 13D filing is 22.2% (versus an average of 5.0% for the S&P500 during the same time periods). However, when they have received a board seat, their average 13D return has been 27.8% versus 8.4% for the S&P500."* [2]

(1) Includes investments that Starboard's investment team managed while at Starboard's predecessor, Ramius Value and Opportunity Master Fund, Ltd
(2) Statistics from 13D Monitor as of April 18, 2013. Past performance is not indicative of future results and no representation is being made herein that any investment will or is likely to achieve returns in line with historical data.



Why We Are Involved With DSP Group

- We first invested in DSP Group ("DSP" or the "Company") because our research indicated that an opportunity existed to create significant value for DSP shareholders based on actions within the control of management and the Board of Directors (the "Board").

- We strongly believe that additional change is necessary at the Company given its poor operating performance, long-term destruction of shareholder value, serious corporate governance concerns and failure to honor the spirit of our 2012 settlement:

  - **Stock price performance has been terrible:** Prior to Starboard's initial 13D filing on June 20, 2011, DSP's stock price had dramatically underperformed the broader equity markets and the S&P Information Technology Index.

  - **Operating performance has been abysmal:** Despite the Company having a very profitable, albeit declining, core Digital Telephony business, DSP has failed to consistently generate positive operating profit over the last five years.

  - **Capital allocation has been questionable:** DSP has spent $557 million, or $26.65 per share, on R&D and acquisitions over the last five years, yet revenue has declined by 35%, the stock price has declined by 55% and Enterprise Value has declined by 77% over that same time period. Further, DSP has consistently missed each of its projections for its new products despite substantial R&D spending.

  - **Serious corporate governance concerns:** DSP's Board, excluding its most recent additions demanded by shareholders, has an average tenure of 10 years and collectively own only 26,073 shares outright, or 0.12% of the Company[1]. Four of DSP's current Board members own 0 shares outright in the Company[1]. In addition, there is significant overlap between the Board of DSP and CEVA, which may have harmed DSP's business.

  - **Uncalled for exclusion and isolation of the two independent directors elected pursuant to last year's settlement:** DSP's Board has also acted in bad faith by failing to honor the spirit of last year's settlement with Starboard by effectively "freezing-out" the two highly qualified and experienced independent directors who were elected to the Board under such settlement.

We have nominated a slate of director candidates again this year because we continue to believe a substantial opportunity exists to create value for the benefit of all shareholders. Unfortunately, management and the current Board have not only failed to properly execute on this opportunity, but the Board has disingenuously excluded the two highly-qualified independent directors elected under last year's settlement from effectively participating in Board matters and, until very recently, from sitting on any Board committees.

(1) Based on DSP Group Proxy dated May 6, 2013. Outright ownership includes direct ownership of common stock only and excludes options and Stock Appreciation Rights exercisable within 60 days, and thereby beneficially owned.



Additional Change is Necessary and Our Nominees are More Qualified to Effect that Change and Add Value in the Boardroom

Additional change is necessary since the Board has essentially cast aside the two directors elected pursuant to last year's settlement.

- The current Board has prevented the two directors elected under last year's settlement from effectively participating in, and adding value to, board deliberations.

- Thomas Lacey and Kenneth Traub are experienced Board members who have excellent track records for creating value at companies where they have served.

- Instead of welcoming Messrs. Lacey and Traub as new Board members and valuable contributors, as the Company promised in an April 5, 2012 press release, the Board has instead unfairly cast these directors aside as "hand-picked" Starboard directors and, in so doing, has prevented the introduction of alternative, independent viewpoints into boardroom discussions.

Our three independent nominees, Michael Bornak, Norman J. Rice and Norman P. Taffe, have exceptional qualifications, successful track records and have a better plan to enhance value at DSP.

- Our nominees will work with management to put in place clear milestones for new projects and hold management accountable for reaching those goals, rather than continue to irresponsibly invest substantial sums in R&D without appropriate returns.

- Our nominees will closely monitor the expenses included in management's budgets and look to drive DSP toward best-in-class operating performance while continuing to invest in new products to drive future revenue growth.

- Our nominees will assess the Company's intellectual property position and determine whether to enter into any licensing businesses or explore alternatives for any of its intellectual property.

A New Mandate at DSP is Required to Ensure Alternative Viewpoints are Allowed to Be Introduced and are Properly Considered in the Boardroom

Real Change Is Necessary Now

Dramatic Stock Price Underperformance

DSP's stock price has dramatically underperformed the broader equity markets and the S&P Information Technology Index over the last three and five year periods

Summary Returns

	As of June 20, 2011 Prior to Starboard's involvement [1]			As of May 10, 2013		
	1 Year	3 Year	5 Year	1 Year	3 Year	5 Year
DSP Group	**25.7%**	**8.0%**	**-65.2%**	**30.4%**	**0.4%**	**-5.3%**
Russell 2000 Index	19.7%	13.4%	24.6%	25.0%	47.3%	45.5%
S&P Information Technology Index [2]	8.6%	8.3%	33.2%	9.7%	40.2%	40.0%
Performance vs. Russell	6.1%	-5.4%	-89.8%	5.4%	-46.9%	-50.8%
Performance vs. S&P IT Index	17.2%	-0.3%	-98.4%	20.7%	-39.8%	-45.3%

Five-Year Stock Price Chart



Three-Year Stock Price Chart



One-Year Stock Price Chart



(1) One day prior to public filing of Starboard's initial Schedule 13D disclosing a 6.0% stake in DSP.
(2) S&P Information Technology index is peer group used in DSP's 2013 Form 10-K.

Dramatic Stock Price Underperformance

DSP Group's enterprise value has been close to zero for several years. Share price performance has normalized over the past three years as the Company's large cash balance has provided downside support.

Five-Year Stock Price Chart

($ in millions)



Starboard 13D Filing
170%
120%
70%
20%
Jun-06
Jun-07
Jun-08
Jun-09
May-10
May-11
May-12
May-13
DSPG
Russell 2000 Index
S&P IT Index

Historical DSP Enterprise Value

($ in millions)



$400
$300
$200
$100
$0
$248
$236
$75
$90
$93
$0
$43
$131
$6
$74
$27
$32
$50
$43
$66
$4
$0
$33
$25
$17
$5
$57
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13

Source: DSP SEC filings.

STARBOARD VALUE

DSP Has Failed To Generate Consistent Operating Income

Since 2007, DSP has failed to generate consistent operating income due to significant spending in R&D and SG&A

Historical Financial Performance [1]							
($ in millions)	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2007-2012**
Revenue	$248.8	$305.8	$212.2	$225.5	$193.9	$162.8	$1,348.9
Revenue Growth (Y/Y)	*14.7%*	*22.9%*	*(30.6%)*	*6.3%*	*(14.0%)*	*(16.0%)*	*(34.6%)*
Cost of Goods Sold	(148.1)	(191.8)	(133.6)	(137.6)	(123.7)	(101.7)	(836.4)
Gross Profit	100.7	114.0	78.6	87.9	70.1	61.1	512.5
Gross Margin	*40.5%*	*37.3%*	*37.0%*	*39.0%*	*36.2%*	*37.6%*	*38.0%*
Operating Expenses:							
SG&A	($33.7)	($40.6)	($33.1)	($31.6)	($29.4)	($24.9)	($193.2)
R&D	(58.5)	(73.9)	(56.1)	(55.6)	(53.2)	(42.5)	(339.9)
Operating Expenses	(92.2)	(114.4)	(89.3)	(87.1)	(82.7)	(67.4)	(533.1)
Operating Profit / (Loss)	**$8.6**	**($0.4)**	**($10.7)**	**$0.8**	**($12.5)**	**($6.3)**	**($20.6)**
Operating Expenses as % of revenue							
SG&A	*(13.5%)*	*(13.3%)*	*(15.6%)*	*(14.0%)*	*(15.2%)*	*(15.3%)*	*(14.3%)*
R&D	*(23.5%)*	*(24.2%)*	*(26.5%)*	*(24.7%)*	*(27.5%)*	*(26.1%)*	*(25.2%)*
Total Operating Expense	*(37.0%)*	*(37.4%)*	*(42.1%)*	*(38.7%)*	*(42.6%)*	*(41.4%)*	*(39.5%)*

Revenue has declined dramatically despite expense ratios that are way out of line with peer averages

(1) DSP financials are sourced from its SEC filings. Operating profit excludes amortization of Goodwill and Intangibles.

STARBOARD VALUE®

Historical Investments Have Failed to Produce Revenue Growth

Since 2007, DSP has spent over $557 million, or $26.65 per share (vs. current price of $8.03), on R&D and acquisitions, yet revenue has <u>declined</u> by approximately 35% during this period



Historical R&D and Acquisitions

($ in millions)

$557 million Spent on R&D and Acquisitions



Historical DSP Revenue

($ in millions)

$86 million, or 34.6% decline in Revenue

Source: DSP SEC filings.

Significant Spending in R&D and Acquisitions Have Destroyed Shareholder Value

Despite spending approximately $557 million, or $26.65 per share (vs. current price of $8.03), in R&D and acquisitions from 2007 to 2012, enterprise value declined by 77%

Historical R&D and Acquisitions



($ in millions)

■ Annual Acquisitions and R&D   ■ Cumulative Since 2007

$557 million Spent on R&D and Acquisitions

Historical DSP Enterprise Value [1]



($ in millions)

$191 million, or 77%, decline in Enterprise Value

Source: DSP SEC filings.
(1) Enterprise Value as of December 31.

STARBOARD VALUE®

DSP's Core Digital Telephony Business Has Been in Decline

- DSP's core Digital Telephony business, which develops semiconductor chips for cordless home telephones, represents over 80% of total revenue.

- As consumers continue to shift toward greater cell phone usage, the upgrade cycle for cordless home telephones continues to lengthen.

- This has caused Digital Telephony revenues to decline by approximately 40% over the last five years:



Note: Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue. DSP has provided investors with New Product Revenue for the years 2010 to 2012 in their financial statements and investor presentations. For the years 2007 to 2009, Starboard estimates New Product Revenue at $10 million per year.

STARBOARD VALUE®

However, DSP's Core Digital Telephony Business is Highly Profitable

While DSP does not specifically break out its core Digital Telephony business, an analysis of its closest competitor, SiTel Semiconductor, confirms that the business is highly profitable.

In 2005, SiTel Semiconductor disclosed the financials of its Digital Telephony business.

- At the time, National Semiconductor sold the business to HgCapital and disclosed that SiTel's business was approximately 5% of National Semiconductor's overall sales, or approximately $100 million.

- Further, HgCapital disclosed that during that year, SiTel's business generated approximately $23 million in EBITDA, or 23% EBITDA margins. Assuming similar D&A as a % of revenue to DSP at the time, we estimate that SiTel generated Operating Income of approximately $19 million, or 19% operating margins.

- HgCapital also disclosed that SiTel was spending approximately 15% of sales, or $15 million, in R&D at the time of the acquisition.

- Assuming a gross margin of approximately 43% during the time of the acquisition (similar to DSP), that would imply SG&A of approximately $9 million.

The sale of SiTel to Dialog Semiconductor in 2010 also highlights SiTel's financials in its 2011 Annual Report.

- From 2005 to 2011, SiTel increased its operating expenses to invest in new products to grow revenue but was still able to maintain 12% operating margins.

SiTel 2005 Financials			SiTel 2011 Financials	
Revenue	$100.0		Revenue	$108.8
Est Gross Margin	*43.0%*		*Gross Margin*	*42.0%*
Gross Profit	43.0		Gross Profit	45.7
Operating Expenses:			Operating Expenses:	
R&D	(15.0)		R&D	(20.3)
SG&A	(9.0)		SG&A	(12.3)
Total Operating Expenses	(24.0)		Total Operating Expenses	(32.6)
Operating Income	19.0		Operating Income	13.1
Operating Margin	*19.0%*		*Operating Margin*	*12.0%*

- SiTel's historical operating expenses and margins, as well as other legacy semiconductor businesses, can be used to compute the profitability of DSP's Digital Telephony business.

Note: Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue.
Note: SiTel 2011 financials excludes amortization of goodwill and intangibles.



The Profitability in the Core Digital Telephony Business has Been Overshadowed by Substantial Spending on New Products

- In an effort to offset the decline in the Digital Telephony business, DSP has chosen to invest a substantial amount of its R&D in new products with the hope that these new products would generate significant revenue over time.

- However, DSP has generated substantial losses from its new products.

DSP Historical and Estimated Financial Performance [1]							
($ in millions)	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2007-2012**
Revenue	$248.8	$305.8	$212.2	$225.5	$193.9	$162.8	$1,348.9
Cost of Goods Sold	(148.1)	(191.8)	(133.6)	(137.6)	(123.7)	(101.7)	(836.4)
Gross Profit	100.7	114.0	78.6	87.9	70.1	61.1	512.5
Gross Margin	*40.5%*	*37.3%*	*37.0%*	*39.0%*	*36.2%*	*37.6%*	*38.0%*
Operating Expenses:							
SG&A	($33.7)	($40.6)	($33.1)	($31.6)	($29.4)	($24.9)	($193.2)
R&D	(58.5)	(73.9)	(56.1)	(55.6)	(53.2)	(42.5)	(339.9)
Operating Expenses	(92.2)	(114.4)	(89.3)	(87.1)	(82.7)	(67.4)	(533.1)
Operating Profit / (Loss)	**$8.6**	**($0.4)**	**($10.7)**	**$0.8**	**($12.5)**	**($6.3)**	**($20.6)**
Digital Cordless Telephony Revenue (ex New Product Revenue)	$238.8	$295.8	$202.2	$209.5	$173.9	$143.4	$1,263.6
Illustrative Operating Profit at:							
10% Margins	$23.9	$29.6	$20.2	$20.9	$17.4	$14.3	$126.4
15% Margins	$35.8	$44.4	$30.3	$31.4	$26.1	$21.5	$189.5
20% Margins	$47.8	$59.2	$40.4	$41.9	$34.8	$28.7	$252.7
Implied Losses ex Digital Cordless Telephony:							
	($15.3)	($30.0)	($30.9)	($20.2)	($29.9)	($20.6)	($147.0)
	($27.3)	($44.8)	($41.0)	($30.7)	($38.6)	($27.8)	($210.2)
	($39.2)	($59.6)	($51.1)	($41.1)	($47.3)	($35.0)	($273.3)

SiTel generated margins between 12% - 19%, even while spending on new products

Excessive overhead and significant investments outside the core Digital Telephony businesses have failed to generate returns, and instead have resulted in massive losses for the Company

(1) DSP financials are sourced from its SEC filings. Operating profit excludes amortization of Goodwill and Intangibles.
(2) Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue. DSP has provided investors with New Product Revenue for the years 2010 to 2012. For the years 2007 to 2009, Starboard estimates New Product Revenue at $10 million per year.
(3) Operating profit margins of 10% to 20% represents general ranges for DSP's Digital Telephony business based on profitability metrics at SiTel and other legacy semiconductor product businesses per Starboard estimates.



New Product Revenue has Failed to Meet Projections Every Year

- Over the last 5+ years, DSP has spent a significant amount of money attempting to develop new products to offset the declines in the Digital Telephony business.

- These new products include:

  - Enterprise VOIP
  - Mobile (HDClear/Bonetone)
  - Multimedia for smartphones
  - DECT/CAT-iq for home gateway
  - Home Automation

- Despite DSP's lofty projections for its new products and the substantial R&D spending associated with them, New Product Revenue has remained relatively flat for the last three years.

- Over that time, DSP has consistently overestimated New Product Revenue and has failed to deliver on its projections:

($ in millions)	2010	2011	2012
Guidance	$20	$30	$35 - 45
Reality	$16	$20	$19
Miss (absolute) Miss (percent)	($4) (20%)	($10) (50%)	($16) - ($26) (46%) - (58%)

DSP has missed its expectations for New Product Revenue each of the past three years and New Product Revenue has barely grown over that period despite significant R&D investments

Source: DSP SEC filings, including earnings transcripts and Form 10-K.
Note: Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue.

STARBOARD VALUE®

DSP Dramatically Missed its VOIP Market Share Projections

- DSP dramatically missed its goal of reaching 25% Enterprise VOIP (Voice over Internet Protocol) market share by 2012, recently estimating only 9% market share for 2012 and pushing out its plan to reach 25% market share to 2014.



2011 VOIP Market Share Estimates

2013 VOIP Market Share

- In addition to missing market share projections, the VOIP business lost over $5 million in 2012, excluding any corporate overhead or equity based compensation. After fully allocating costs, losses would have been substantially higher.

- Given the significant competition in this market from much larger players, including Broadcom, Dialog Semiconductor, Infineon and Texas Instruments, we seriously question whether DSP's current projection to reach 25% market share by 2014 is realistic.

Source: DSP investor presentations dated August 2011 and January 2013.

STARBOARD VALUE®

We Question Whether DSP's VOIP Business will Achieve Profitability

- DSP has projected an increase in market share from approximately 9% today to 25% by 2014 (in 2011 it projected reaching 25% market share by 2012).

- Even if we assume that DSP can achieve its lofty and seemingly unrealistic expectations, we believe the Company still would be losing money in its VOIP business on a fully allocated basis.

DSP Illustrative Enterprise VOIP P&L

($ in millions)

	2012E	2014E
Estimated Total Units Shipped[1]	44.0	56.0
Market Share (DSP estimates)	9.0%	25.0%
Implied DSP Units Shipped	4.0	14.0
Estimated VOIP Revenue [2]	7.6	22.9
Estimated Gross Margin	*45.0%*	*45.0%*
Implied Gross Profit	3.4	10.3
Estimated Operating Expenses [3]	(8.6)	(10.1)
Estimated Segment Operating Income	(5.2)	0.2
Estimated Allocated Overhead [4]	(1.1)	(1.1)
Fully allocated Segment Operating Income	(6.3)	(0.9)

Source: Enterprise VOIP revenue sourced from DSP's 2012 Form 10-K (p. 101) and includes Office breakout of revenue and segment operating loss. Gross margins estimated per conversations with analysts and Starboard estimates.
(1) Total units ship sourced from DSP investor presentations dated January 2013 and is an approximate number.
(2) Estimated VOIP revenue for 2014E includes ASP erosion of 7.5% per year from 2012 to 2014 per Starboard Value estimates.
(3) Estimated operating expense increase from 2012 to 2014 calculated to include 10% operating expense to revenue ratio for incremental revenue, primarily to capture increases in commissions and other expenses associated with increases in revenue.
(4) Estimated allocated overhead is estimated from calculating total estimated SG&A and R&D in each segment and applying the percentage of total to the total unallocated and equity based compensation.



DSP Continues to Overestimate the DECT Home Gateway Market

- Over the last two years, DSP's expectations for DECT Home Gateways have declined dramatically from expecting total market shipments of approximately 13 million units in 2012 to estimating approximately 5 million units shipped in 2012.



2011 DECT Home Gateways Expectations

(units in millions)

2013 DECT Home Gateways Expectations

(units in millions)

Source: DSP investor presentations dated August 2011 and January 2013.

STARBOARD VALUE®

Projections For HDClear Continue To Be Pushed Out

Since DSP acquired Bonetone (now called HDClear) in 2011, it has continued to push out the timing of its revenue projections

- **Q4 2011 call:** *"We anticipate BoneTone's business will generate **modest revenues starting in 2012**."*

- **Q1 2012 call:** *"We're happy to update you about our first design wins for our HDMobile Audio products with a leading Korean OEM customer for Bluetooth headset product with **revenues that are expected in early 2013**…Now, we did not want to talk about any specific names because we cannot, but these discussions are ongoing and will continue…**we have very high expectations of a commercial success**."*

- **Q2 2012 call:** *"Now because of certain confidentiality agreements and certain NDAs, we are not able today to disclose anything, but **I'm sure that once these products are going to be designed in, and also will be launched into the market**, it will be pretty much apparent to where we are and where we're not."*

- **Q4 2012 call:** *"We expect to deliver **engineering samples in the second quarter of 2013**…And we are going to start delivering engineering samples, basically begin the design-in process in a significant way during the second half of the year with a target to achieving design wins during the second half and **converting that to mass production in late 2013, early 2014**."*

- **Q1 2013 call:** *"And so we believe that we will **see this year the evaluation, the designing process** – the design-win process, and **revenues as early as fourth quarter 2013 into first, second, third, fourth quarter of 2014**."*



Goal Post for Revenue

We Question DSP's Decision To Develop A Chip for Mobile Phones Rather Than License Its Solution Over The Long Term

- We believe that DSP's differentiating factor for its HDClear solution lies in its noise cancellation algorithms.

- DSP has stated that HDClear has "robust and powerful noise cancellation algorithms" and that it "drastically lower[s] Word Error Rate (WER)."

- However, rather than license this software, DSP is attempting to build its own voice processing chip for the smartphone market, which is significantly more expensive.

- To that end, DSP announced on February 26, 2013 that it is licensing CEVA's audio core to develop its own voice processing chip.

- While other companies have chosen this route, there are still significant questions and challenges with this strategy over the long term, including:

  1) High end mobile smartphone companies have continued to integrate all of their discrete chips onto a single System on Chip (SoC) and may choose to incorporate the noise cancellation software algorithm into their own SoC rather than use a separate voice processing chip (similar to what Apple, Qualcomm and others have done).

  2) There are a number of important technology features beyond noise cancellation that are necessary to create a competitive voice processing chip, which mobile phone companies and other chip providers already possess, so DSP may not have an advantage in these areas like it has with noise cancellation.

  3) Developing a chip entails substantial costs, and Audience, a competitor to the HDClear solution, did not achieve operating profit until 2010 when revenue reached almost $50 million.

While developing a chip rather than licensing HDClear may or may not be the right answer over time, we believe it is critical to have independent Board members who can assess the risk-reward of each option with an open mind, so that HDClear has the highest chance of success over the long term.

DSP's XpandR Multimedia Smart Phone Product Has Failed To Achieve Expected Results

DSP's XpandR multimedia products, which we believe represented a significant amount of the Company's total R&D spending from 2007 to 2010, has failed to generate any meaningful revenue.

- During 2008 and 2009, DSP introduced its XpandR-I and XpandR-II products targeted at the smart phone and video phone market and in 2011 introduced its third generation. DSP's XpandR chip was an attempt at creating an Android based cordless phone that would have much of the same functionality as a smartphone. At the time, DSP stated:

- **Q3 2008 call:** *"What we keep seeing from operators is one, **great interest**; two discussing details of the projects; three, discussions between operators and OEMers about joint projects for the next year."*

- **Q4 2008 call:** *" This year's Consumer Electronic Show was an important event for DSP Group during which our XpandR product line received a **clear vote of confidence and proof from the marketplace that the strategic decisions and investments we previously made were right**."*

- **Q1 2009 call:** *"I can say that we shall **begin deliveries and we shall begin to see revenues in the fourth quarter**…we had increased tractions with customers and we are basically building on this momentum and working together with these customers in orders to a) get these designs into production. But as Eli said, we will start seeing revenues coming in the fourth quarter and I would say most of these designs will -- can really mature into -- will mature into products into next year."*

- **Q2 2009 call:** *"we are still on track, so we do **expect to see some revenues towards the end of the fourth quarter of this year**. But as we said also in the previous call, **most of these design wins will mature into revenues in 2010**. But as we said, some production and revenues are expected in the fourth quarter."*

- **Q1 2010 call:** *"Now your second question was a more color on the new product line, meaning the XpandR multimedia. And as we said in the previous conference call following CS, **we're seeing a lot of interest in the product**…we believe that this products will **gain traction in the second half and towards next year**.."*

- **Q4 2010 call:** *"What I can tell you is that **we feel very good about the traction that we get for instance with the multimedia handsets** that we showed that are several and new designs with new brands that will be launched from the beginning of 2011."*

Despite this fanfare and significant R&D spending, it appears that DSP has not generated meaningful revenue for its XpandR multimedia product and has not even mentioned the product during its last four conference calls



DSP's Track Record for Developing New Products Has Been Abysmal

Management and the Board have little credibility for predicting the outcome of their businesses

DSP Commitment	Failed Reality
Enterprise VOIP: DSP forecasted 25% market share by 2012.	**Enterprise VOIP:** Actual 2012 market share is estimated to be only 9%.
DECT/CAT-iq Home Gateways: DSP projected total market shipments of 13 million units by 2012.	**DECT/CAT-iq Home Gateways:** The Company is expecting total market shipments of only 5 million units in 2012.
Mobile (HDClear/Bonetone): Originally expected to generate revenue in 2012.	**Mobile (HDClear / Bonetone):** The Company does not project revenue until 2014.
Home Automation: DSP continues to develop DECT-based home automation chips.	**Home Automation:** The majority of large semiconductor companies have decided to develop non-DECT standards.
Multimedia: DSP spent substantial money developing three chipsets over three years. Each year DSP claimed "great interest" and "traction" in the product.	**Multimedia:** It is unclear whether the product generated any meaningful revenue for the Company and the product has not been mentioned on DSP's last four conference calls.

STARBOARD VALUE®

New Independent Board Members are Needed to Analyze DSP's Investment Spend with an Open Mind for the Benefit of All Shareholders

- DSP's core Digital Telephony revenue is highly profitable but has declined by approximately 40% over the last five years. Given the move away from home cordless phones, we believe this decline will continue in the future.

- In an attempt to offset this decline, DSP has used the cash flow from the Digital Telephony business to spend a considerable amount of R&D and SG&A on new product development.

- We believe that well over $30 million per year has been, and continues to be spent on new products.

- Unfortunately for shareholders, these new products have generated no clear return as the Company has consistently failed to meet projections, which has instead resulted in massive losses in the new products and masked the profitability of the core Digital Telephony business.

- This abysmal track record for predicting the success of new products is heightened further by the continued decline in the core Digital Telephony business.

- At the current rate of decline in the core Digital Telephony business, the failure to generate any positive return in DSP's new products will result in massive losses in the future.

- New, independent oversight is drastically needed to ensure that current investments are measured properly with an appropriate risk-reward to provide shareholders with the highest probability of success in the future.

Note: Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue.

STARBOARD VALUE®

22

There Are Serious Corporate Governance Concerns at DSP

The Board Has Failed to Honor the Spirit of Our Settlement Agreement

- In connection with the 2012 Annual Meeting, Starboard reached a settlement with DSP that provided for the election of two independent and highly qualified directors to the Board, Thomas Lacey and Kenneth Traub.
- Each of these directors is highly qualified and has created substantial value for shareholders at companies where they have been involved either in management or on the Board.
- At the time of the settlement, DSP's CEO stated "We look forward to welcoming the nominees as new Board members and believe they will be **valuable contributors**".
- Unfortunately, the Company has been reluctant to include these directors in major Board discussions.

Thomas Lacey

- Former President, Chief Executive Officer and a director of Phoenix Technologies Ltd.
  - Sold non-core money losing businesses, significantly reduced SG&A and R&D costs, increased sales focus around core products, and established short term roadmap to achieve operating margin target.
  - Increased operating margins from negative 32% to analyst expectations of 20% in a little over a year and sold the company for a significant premium.
- Former President of Flextronics International's Components Division.
- Former Chairman, President and Chief Executive Officer of International Display Works.
  - In approximately two years, grew revenue by almost three times, significantly improved operating profits, and sold the company to Flextronics for approximately $300 million.
- Prior to International Display Works, Mr. Lacey held various executive positions at Intel Corporation for 13 years, including Vice President Sales and Marketing and President of Intel Americas.

Kenneth Traub

- President and Chief Executive Officer of Ethos Management, a private investment and consulting firm.
- Mr. Traub currently serves as Chairman of the Board of Directors of MRV Communications, a global supplier of optical communications systems and services.
- Previously, Mr. Traub served on the Board of Directors of MIPS Technologies, a provider of industry standard processor architectures and cores.
  - While on the Board of MIPS, the Company successfully sold the business in a two step transaction to Imagination Technologies and an Intellectual Property Consortium for approximately $7.98 per share, an over 70% gain for shareholders in approximately one year since joining the Board.
- Previously, Mr. Traub served as President, Chief Executive Officer and a member of the Board of Directors of American Bank Note Holographics (ARBN), a publicly traded product and document security company.
  - As CEO, Mr. Traub managed an extensive turnaround of the business and shareholders gained over 1,000% from 2001 to 2008.

The Board Has Essentially Cast Aside These Highly Qualified Independent Directors

- Despite both Mr. Lacey's and Mr. Traub's substantial industry experience, and the fact that the Company and Board has recognized, both publicly and privately on numerous occasions, the significant value and numerous successes that both individuals bring to the Board, until just recently, the Board **_REFUSED_** to put either Mr. Traub or Mr. Lacey on any Board committees despite their requests to serve on committees.

- Even worse, DSP **_REFUSED_** to allow either Mr. Lacey or Mr. Traub to even sit in on any committee meetings despite their continual objection.

- This unfair, differential treatment by the Board of Messrs. Lacey and Traub is readily apparent when you consider that Gabi Seligsohn was appointed to the Compensation Committe concurrently with his appointment to the Board on May 2, 2013.

	Chairman	Compensation	Audit	Nom & Gov
Eliyahu Ayalon	X			
Zvi Limon		X	X	
Reuven Regev				X
Yair Seroussi			X	X
Yair Shamir		X	X	
Patrick Tanguy		X	X	X
Thomas Lacey		**No Committee Representation** [1]		
Kenneth Traub				

The Board's actions to freeze-out and isolate the two independent and highly respected industry executives elected last year is highly concerning and demonstrates a Board that is entrenched and not interested in hearing or considering independent viewpoints

Source: Company proxy dated April 22, 2013.
(1) In DSP's May 6, 2013 amended proxy filing, DSP announced that Gabi Seligsohn would replace Yair Shamir on the Board. DSP also announced that Mr. Seligsohn would replace Mr. Shamir on the compensation committee and Mr. Lacey would replace Mr. Shamir on the audit committee.



We Are Highly Concerned by the Numerous Interrelationships Between DSP and CEVA that Create Conflicts of Interest for Certain DSP Directors and Advisors

- In November 2002, DSP spun out its IP licensing division, which, along with Parthus Technologies, created CEVA, Inc. (NASDAQ: CEVA).

- CEVA is a licensor of semiconductor intellectual property used in mobile handsets, portable and consumer electronics.

- More than 10 years after the spin-off, there is still substantial overlap between the Board and legal counsel of DSP and CEVA.

- Recently, DSP entered into a technology license with CEVA where DSP will pay CEVA to license its intellectual property for DSP's HDClear product, potentially one of the most valuable new products at DSP.

- We believe that DSP is paying CEVA both an upfront license as well as ongoing royalties based on sales of HDClear.

STARBOARD VALUE®

26

There is Significant Overlap Between the Board, Management, and Legal Counsel of DSP and CEVA

- DSP's current Chairman and former CEO, Eliyahu Ayalon, was the former Chairman of CEVA and currently is a CEVA Board member.

- Zvi Limon, a current DSP Board member, is a member of the Board of CEVA.

- Louis Silver, a former DSP Board member, is a member of the Board of CEVA.

- Bruce Mann, DSP's outside legal counsel, is CEVA's Lead Independent Director.

- David Dahan, DSP's Chief Operating Officer (COO), was previously "leading the operations at CEVA as Vice President".

DSP Board / Affiliations:	CEVA Board / Affiliations:
- Eliyahu Ayalon (Chairman and former CEO DSP)	- Eliyahu Ayalon (Board CEVA, former Chairman CEVA)
- Zvi Limon (Board DSP)	- Zvi Limon (Board CEVA)
- Louis Silver (Former Board DSP)	- Louis Silver (Board CEVA)
- Bruce Mann (Outside Legal Counsel DSP)	- Bruce Mann (Lead Independent Director CEVA)
- Reuven Regev (Board DSP)	- Peter McManamon (Chairman CEVA)
- Ofer Elyakim (CEO and Board DSP)	- Sven Nilsson (Board CEVA)
- Yair Seroussi (Board DSP)	- Dan Tocatly (Board CEVA)
- Gabi Seligsohn (Board DSP)	- Gideon Wertheizer (CEO and Board CEVA, former employee of DSP)
- Patrick Tanguy (Board DSP)	
- Tom Lacey (Board DSP)	
- Ken Traub (Board DSP)	

STARBOARD VALUE®

The Non-Compete Agreement Between CEVA and DSP From The Spinoff Expired In 2007

- According to CEVA's Registration Statement on Form S-1 filed with the SEC on July 30, 2002, as amended, DSP and CEVA entered into a noncompetition and nonsolicitation agreement which stated that DSP would agree to not compete with CEVA for a period of five years:

> *"DSP Group has agreed that for a period of five years from the distribution date, DSP Group will not, and will ensure that affiliates of DSP Group will not, directly or indirectly engage in any business which is competitive with the DSP cores licensing business"*

- DSP currently has 168 patents and 98 patents pending.

- DSP has also stated, both publicly and privately, that it has a "Substantial IP Portfolio."

- Yet, DSP failed to re-enter the highly profitable licensing business after the noncompetition agreement with CEVA expired in 2007.

We have serious questions regarding whether the numerous interrelationships between the management team and Board of DSP and CEVA have contributed to DSP's decision not to re-enter the licensing business in 2007 or later

Source: DSP publicly stated that it had a "Substantial IP Portfolio" in its August 2011 investor presentation.

STARBOARD VALUE®

At the Time the DSP Agreement Expired, the CEO, Board, And Legal Counsel of DSP Had Substantial Economic Interests in CEVA

- At the time the noncompetition agreement between DSP and CEVA expired in 2007, the CEO of DSP, its outside legal counsel and two other DSP Board members were also on the Board of CEVA.

- All four individuals had significant economic interests in CEVA and served important roles at both companies, despite the clear conflicts that existed from a potential competition standpoint.

Name	Relationship to DSP	Relationship to CEVA	CEVA Shares Beneficially Owned	Ownership as % total outstanding
Eliyahu Ayalon	CEO and Chairman of the Board	Former Chairman and CEO, current Board member	556,234	2.9%
Zvi Limon	Board member	Board member	182,335	0.9%
Bruce Mann	Outside Legal Counsel	Board member	85,584	0.4%
Louis Silver	Board member	Board member	75,834	0.4%

How can the CEO, two Board members and the outside legal counsel of DSP be expected to make decisions that benefit DSP, like re-entering the licensing business and competing against CEVA, when they have a substantial economic interest in CEVA that could be harmed by such decisions?

Source: CEVA's SEC filings.
Note: Beneficial ownership includes stock options exercisable within 60 days.

STARBOARD VALUE®

CEVA Has Outperformed DSP

Since the expiration of the noncompetition agreement in 2007, CEVA's share price has dramatically outperformed DSP's

CEVA Share Price Performance Since 2007



Price (USD)
35.00
30.00
25.00
20.00
15.00
10.00
5.00
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Dec-12
118% increase in share price

DSP Share Price Performance Since 2007



Price (USD)
20.00
15.00
10.00
5.00
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Dec-12
55% decrease in share price

STARBOARD VALUE®

The CEO, Outside Legal Counsel and Two Board Members of DSP Made a Significant Amount of Money from CEVA Stock and Options

- Based on publicly available filings, the CEO of DSP, Eliyahu Ayalon, its outside legal counsel, Bruce Mann, and two Board members, Zvi Limon and Louis Silver, **realized gains of almost $6 million from trading in CEVA stock and options since 2007**.[1]

- This amount does not even include unrealized gains from stock and options currently held.

Name	Relationship to DSP	Relationship to CEVA	Realized Gain[1]
Eliyahu Ayalon	CEO and Chairman of the Board	Former Chairman and CEO, current Board member	$490,991
Zvi Limon	Board member	Board member	$1,644,554
Bruce Mann	Outside Legal Counsel	Board member	$1,321,009
Louis Silver	Board member	Board member	$2,166,436
Total			$5,622,990

Messrs. Ayalon, Limon, Mann, and Silver benefited greatly from the appreciation in CEVA's stock price since the noncompetition agreement between DSP and CEVA expired in 2007

We seriously question whether these individuals have made decisions with the best interests of DSP in mind as they were handsomely profiting from their ownership of CEVA stock and options

(1) Constitutes total profits realized by each person from exercise of CEVA stock options from 2007 to 2012 as reported in his Section 16 filings with the SEC. Profit calculated as difference between amount realized upon sale of shares minus cost of exercise of options.

STARBOARD VALUE®

DSP's Decision to Sign a License Agreement With CEVA to Develop its Own Chip For HDClear Raises Even More Questions

- On February 26, 2013, DSP announced that it is licensing CEVA's audio core to couple with DSP's HDClear solution to develop its own voice processing chip for mobile phones.

- As is customary, we would assume that DSP is paying both an upfront license to CEVA as well as an ongoing royalty stream.

- Nowhere in the Company's latest proxy, including in the related party transactions section, does DSP explain the potential conflicts of this licensing deal, including:

  - The fact that two of DSP's current Board members are also on the Board of CEVA.

  - The fact that DSP's outside legal counsel is on the Board of CEVA.

- Further, nowhere in the proxy is any potential conflict between the two companies addressed even though there was an apparent need for a five year noncompetition agreement when CEVA was spun off.

- It is also important to note that if DSP chose to build its own audio core or license a core from another company, or chose to license its noise cancellation technology to smartphone companies rather than build a chip altogether, DSP would not have needed to enter into a licensing agreement with CEVA.

- Based on our analysis, we have serious questions as to DSP's decision to build a chip with CEVA's core rather than license the technology as a software algorithm given the substantial cost associated with developing the chip, and the move toward high end smartphone companies to integrate discrete chips onto a single SoC.

- Given the significant overlap between the Board and legal counsel of DSP and CEVA, we are concerned whether the ultimate decision to license technology from CEVA for DSP's HDClear solution was compromised by the potential financial benefit to these individuals arising from their relationship with CEVA.

The Overlap Between the Board and Legal Counsel of DSP and CEVA Raises Material Questions

- How have these DSP directors and outside counsel handled decisions that could benefit DSP, like re-entering the licensing business, when such decisions could directly affect and compete with CEVA?

- Did the Board, management team, and outside legal counsel of DSP consider re-entering the licensing business in 2007, or anytime after its non-compete with CEVA expired in 2007?

- If those conversations took place, did DSP receive independent outside legal advice considering that DSP's outside legal advisor was on the Board of CEVA?

- Did the Chairman and CEO of DSP, Eliyahu Ayalon, as well as the other DSP Board members who were also on the Board of CEVA recuse themselves during any negotiations as it pertained to re-entering the licensing business?

- If DSP would have re-entered the licensing business in 2007, as it could have subject to the agreement with CEVA in 2002, would it still have needed to license IP from CEVA?

- Did the members of the DSP Board who are also on the Board of CEVA (Ayalon and Limon) recuse themselves from the decision to license the audio core from CEVA in order to build a chip for DSP's HDClear product, versus either developing it themselves or licensing the HDClear technology instead?

- Was DSP's outside counsel, Bruce Mann, who also happens to be on the Board of CEVA involved in any of the negotiations around licensing technology from CEVA for DSP's HDClear product?

- Was Bruce Mann's law firm, Morrison & Foerster LLP, involved in the negotiations on either side surrounding the HD Clear product?

We Have Serious Questions About the True Independence, Lack of Ownership And Lack of Experience of the DSP Board

- Other than the two independent directors that were added to the Board following last year's settlement agreement, and Yair Shamir's replacement, the current Board of DSP has an **average tenure of 10 years.**

- Despite this length of time, these Board members only own 26,073 shares outright, or 0.12% of the outstanding, and **four of the board members own 0 shares outright**, despite their long tenure on the Board.

- **Over the last five years**, those four Board members have **purchased 0 shares of DSP stock**.

- Further, Yair Shamir, who just left the Board last week after taking a job in politics, had a Board tenure of 17 years and also owned 0 shares outright.

Name	Years on Board	Outright Ownership	% Total	Experience
Eliyahu Ayalon	17	9,869	0.05%	Chairman and Former CEO of DSP; current Board member of CEVA
Ofer Elyakim	2	16,204	0.07%	Current CEO of DSP since May 2011; former head of Investor relations of DSP from 2006 to 2011; former research analyst at CIBC
Zvi Limon	14	0	0.0%	General Partner at Magma Venture Partners, a venture capital firm; former Chairman of Limon Holdings from 1993 to 2000; formerly on the board of GVT, Wintegra, and Tivnet; currently on the Board of CEVA and Autotalks
Reuven Regev	2	0	0.0%	Current Chairman and CEO of Topscan, an electronic devices company since 2008; formerly the CEO of Karmelsonix, a medical devices company from 2006 to 2008, and former CEO of Vectory Ltd, an investment arm of Elbit Imaging; currently Chairman of Flexicath, a medical devices company
Yair Seroussi	11	0	0.0%	Current Chairman of Bank Hapoalim; former advisory director for Morgan Stanley Israel since 1993
Patrick Tanguy	14	0	0.0%	Managing Director at Wendel, an investment company since 2007; former director of Legrand; formerly involved with Prezioso S.A., an industrial coating specialist; Monne-Decroix, a real estate development company; Technal Group, a building systems company; Hays DX France, a transport company; DAFSA, a supplier of economic data; and Steelcase Strafor, an office furniture manufacturer
Total	10yr Avg	26,073	0.12%	

Source: DSP's definitive proxy statements from 2007 to 2013, as well as Section 16 filings made by each individual with the SEC. Ownership, or outright ownership, includes direct ownership of common stock only and excludes options and stock appreciation rights exercisable within 60 days and thereby beneficially owned.

The Recent Board Change is Reactionary and Fails to Address Our Serious Concerns

- On May 2, 2013 DSP announced that Gabi Seligsohn would be joining the Board of Directors in replace of Yair Shamir, who had resigned due to his new job in politics.

- As we understand, Mr. Seligsohn was recommended by another shareholder.

- While adding a new independent director to the Board is a step in the right direction, we believe his appointment was merely reactionary and an attempt to win the support of another shareholder in this election contest and likely would not have been done were it not for the pending contest.

- We welcome the appointment of Mr. Seligsohn but one new director will not be adequate to address the massive governance and performance issues at DSP and more change is required.

The Board Continues to Issue False and Misleading Statements About Starboard and its Intentions for DSP

- On March 8, 2013, Eliyahu Ayalon, the Chairman of DSP, and Ofer Elyakim, the CEO of DSP, issued a letter to shareholders that contained a number of false statements about the settlement conversations between Starboard and DSP.

- On March 9, 2013, they re-issued the same letter to shareholders, withdrawing certain of the false statements.

- Unfortunately, the new letter still contained a number of misleading and blatantly false statements.

March 8, 2013

DSP issues letter to shareholders which contains a number of *FALSE* statements surrounding its settlement conversations with Starboard including:

"Starboard has made demands, which if accepted could effectively give Starboard control of the Company"

"the formation of a new board committee, comprised of a majority of Starboard nominees"

"Starboard has also called upon the company to cease work on the development of new products and to focus all of our resources on our legacy technology"



March 9, 2013

DSP issues a **"corrected version"** of its March 8 letter regarding settlement discussions with Starboard

DSP however attempts to hide these blatantly false statements by saying:

*"Our March 8, 2013 letter **did not correctly reflect the last and final position proposed by Starboard."***

The reality however, is that Starboard did not provide any "final position" prior to DSP issuing the letter and instead, DSP used this language to hide behind its attempts to blatantly mislead shareholders with false statements

Our Independent Nominees Have a Better Plan and are Better Suited to Oversee DSP for the Benefit of All Shareholders

Our Independent Nominees Have a Better Plan to Create Value

Implement clear milestones for R&D projects and only focus on projects that will result in a positive risk adjusted return on invested capital over time:

- DSP has continued to invest substantial money in R&D without any measurable return for shareholders:
  - Over the last 5 years alone, DSP has spent approximately $557 million in R&D and acquisitions, yet revenue has declined by 35% and Enterprise Value has declined by 77%.

- New Product Revenue has consistently fallen short of expectations:
  - New Product Revenue has missed expectations every single year and DSP has refused to break out any detail surrounding the revenue or spending on the individual products and instead continues to lump them all together to confuse shareholders.
  - The reality is that we believe DSP has spent tens of millions per year on products like the XpandR multimedia smartphone when there was no clear identifiable reason as to why the product would be successful. We believe that product contributed minimal revenue to the Company and DSP has not even referenced the product on any of its last four earnings calls.

- Our independent nominees will work with management to put in place clear milestones for new projects and hold management accountable for reaching those goals:
  - Any proposed investment must have an identifiable market opportunity with a clear path toward generating profits and an acceptable return on investment over a reasonable time period.
  - While we believe that R&D spending is absolutely necessary, shareholders need a truly independent Board that can properly measure this spending and help determine the best projects to invest in rather than blindly spend money without a clear focus or return on investment.

Our Independent Nominees Have a Better Plan to Create Value

Focus on improving the operating performance of the Company:

- Over the last five years, despite having a significantly profitable core Digital Telephony business, DSP appears to have managed itself to a slight operating loss (and slight EBITDA gain) almost every year, regardless of the Company's revenue, by making substantial investments in R&D and SG&A that have shown little if any progress.

DSP Historical Operating Performance							

($ in millions)

	2007	2008	2009	2010	2011	2012	2007-2012
Revenue	$248.8	$305.8	$212.2	$225.5	$193.9	$162.8	$1,348.9
Operating Profit / (Loss)	**$8.6**	**($0.4)**	**($10.7)**	**$0.8**	**($12.5)**	**($6.3)**	**($20.6)**
EBITDA	**$14.6**	**$6.9**	**($3.5)**	**$6.5**	**($8.3)**	**($3.1)**	**$13.2**
EBITDA Margin	*5.9%*	*2.3%*	*(1.6%)*	*2.9%*	*(4.3%)*	*(1.9%)*	*1.0%*

Source: DSP financials are sourced from company filings. Operating profit excludes amortization of Goodwill and Intangibles.
Note: Digital Telephony revenue is not a defined term by DSP Group. Digital Telephony revenue is a Starboard estimate for legacy product revenue that excludes DSP's New Product Revenue.

STARBOARD VALUE®

Our Independent Nominees Have a Better Plan to Create Value

Focus on improving the operating performance of the Company:

- DSP's closest competitor, SiTel Semiconductor, prior to its acquisition by Dialog Semiconductor, generated far higher profitability on substantially less revenue, despite also investing in a number of new product areas including VOIP, home automation, and short range wireless communications.

- While SiTel's historical information prior to the acquisition is limited, the information that is available shows that SiTel has been far more profitable that DSP.

SiTel Semiconductor Financials [1]

					($ in millions)
	2006	**2007**	**2008**	**2009**	**2010**
Revenue	*NA*	*NA*	*NA*	$109.6	$116.9
EBITDA	**$34.0**	**$21.0**	**$10.0**	**$14.0**	**$16.0**
EBITDA Margin				*12.8%*	*13.7%*

DSP Semiconductor Financials [2]

					($ in millions)
	2006	**2007**	**2008**	**2009**	**2010**
Revenue	$216.9	$248.8	$305.8	$212.2	$225.5
EBITDA	**$20.6**	**$14.6**	**$6.9**	**($3.5)**	**$6.5**
EBITDA Margin	*9.5%*	*5.9%*	*2.3%*	*(1.6%)*	*2.9%*

Half the revenue but more than twice the profitability

- Our nominees will closely oversee all expenses and look to drive DSP toward similar best in class operating performance while continuing to invest in new products to drive future revenue growth.

(1) SiTel historical revenue is sourced from Dialog Semiconductor public financials. EBITDA numbers are estimates from a case study found on SiTel from HgCapital (the majority owner of the business prior to its sale to Dialog Semiconductor).

(2) DSP financials are sourced from company filings.



Our Independent Nominees Have a Better Plan to Create Value

Consider licensing the HDClear (Bonetone) technology:

- We believe that HDClear may represent a best in class noise cancellation technology algorithm and that DSP should be actively looking to license this technology to smartphone companies, rather than, or in addition to, building a chip.

- While certain companies, like Audience, have shown success in building a chip, it is also important to note that in addition to having noise cancellation software algorithms, Audience also has leading assistant speech recognition, wideband voice support, and many other features necessary to develop a chip.

- In addition, we recognize that Audience has spent almost $70 million in the last three years alone developing a chip and did not achieve profitability until 2010 when the company generated almost $50 million in revenue.

- While we believe that DSP's HDClear technology could be a very valuable solution, we believe that the Company must also consider licensing opportunities for its product and more fully determine whether it actually has all of the necessary features to build a competitive and differentiated chip.

Our Independent Nominees Have a Better Plan to Create Value

Assess the Company's intellectual property position and determine whether to enter into any licensing businesses or explore alternatives for any of its intellectual property:

- Evaluate whether DSP can re-enter any parts of the licensing business:

    - After spinning off CEVA in 2002, DSP entered into a non-compete for a period of five years. Following the expiration of that non-compete, DSP chose not to re-enter the licensing business or look to explore any other potential licensing businesses with its technology.

    - We question whether this determination was properly made given the significant conflicts that exist between the Board and legal counsel of DSP and CEVA.

    - Our nominees will evaluate whether DSP still has the ability to re-enter any parts of the licensing business and what that would look like from a return on investment standpoint.

- Consider alternatives for the Company's intellectual property:

    - DSP currently has 168 patents and 98 patents pending.

    - We believe a number of highly qualified IP firms have approached DSP in the past to purchase parts of its intellectual property and DSP has refused to have any meaningful dialogue.

    - We believe that it would be prudent for the Board to evaluate the Company's intellectual property and determine whether there are certain areas that can be monetized.

Our Independent Nominees Have Overseen a Number of Highly Successful Companies and Turnarounds

Michael Bornak:

Tollgrade Communications

Scenario: Hired as interim CFO in September 2009 and then permanent CFO November 2009 – company was losing approximately $5 million in operating income, revenue had declined by over 30% over the last three years and the stock was trading at $5.90 per share, after declining by approximately 33% over the last three years and 45% over the last five years.

Steps taken:

- Right-sized workforce to the Company's revenue base and eliminated over 76 positions saving in excess of $8.2 million in salaries and benefits as well as over $1 million in savings from various non-headcount costs.

- Analyzed the Company's R&D spending and implemented discipline and strict guidelines around return on invested capital.

- Stabilized revenue after years of declines by focusing on projects with the highest probability of success and better serving the customer.

- Worked with the Board to review strategic alternatives.

Result: Operating profit went from losing approximately $5 million, or -11% to generating over $7 million, or 16% in less than two years. Sold company to Golden Gate for $10.10 per share in February 2011, a 71% increase in stockholder value in 15 months.

SeaChange International

Scenario: Hired as CFO in January 2012 – revenue had declined for each of the past four years, the company was generating operating margins of slightly over 10% and the stock price was $6.96.

Steps taken:

- Divested two non-strategic businesses for approximately $33 million.

- Invested approximately $40 million in three key areas of research and development to develop products in the back-office, advertising and in-home gateway segments to produce the best chances of organic growth.

- Restructured finance department to reduce costs and hired new general counsel.

Result: Company is expected to generate revenue growth for the next twelve months for the first time in years and operating margins are expected to increase by approximately 300 bps. This has resulted in an increase in the stock price by approximately 60% in one and a half years.

Our Independent Nominees Have Overseen a Number of Successful Companies and Turnarounds

Norman J. Rice:

Aprisma Management Technologies, Inc.

Scenario: Aprisma was a subsidiary of Enterasys Inc (NYSE: ETS). When Aprisma filed its S-1 in 2001, the SEC and Department of Justice launched investigations of fraud and wrongdoing against existing management. In early 2002, Aprisma was acquired by the private equity firm, The Gores Technology Group, as a turn around. The company had negative EBIDTA and revenues were overstated. Customers were defecting and maintenance renewal rates were declining quickly. There were limited records of customers, licenses and outstanding obligations. Mr. Rice was hired to restructure the sales, channel and strategy functions and guide the business to a liquidity event.

Steps taken:

- Instituted a multi-step turn-around program to transform the company culture and change the marketplace perception.

- Restructured sales functions world-wide focusing on geographies with the strongest market and competitive positions for the Aprisma products.

- Focused R&D, PM and Marketing functions to increase product velocity and emphasize competitive advantage.

Result: Product sales revenues increased by 97%, maintenance contract renewal rates increased to 92% and the business was sold to Concord Communications in 2005 for an 8.5x return to investors.

NitroSecurity, Inc.

Scenario: Joined the Board of Directors of NitroSecurity at the request of the majority shareholder. The business was experiencing flat revenues, product and marketplace confusion and producing significant negative EBIDTA.

Steps taken:

- Replaced the CEO and head of sales. Restructured sales coverage and go-to market model.

- Transitioned product focus from firewall to SIEM to optimize technical advantages inherent in the products.

- Guided business through acquisitions of two portfolio and customer base enhancing companies.

Result: Revenues increased by over 150%, the products were recognized as the market leader in the SIEM category and the business was acquired by McAfee, Inc. for a 5.25x return to the initial investor group.

STARBOARD VALUE®

Our Independent Nominees Have Overseen a Number of Successful Companies and Turnarounds

Norman P. Taffe:

Cypress Semiconductor (EVP 2005-2012)

Scenario: Became General Manager of the Consumer and Computation Division in 2005 after successfully turning around and growing the wireless business unit. The Consumer and Computation Division had flat revenue and was unprofitable.

Steps taken:

- Sold un-profitable and misaligned PC Clock business.

- Focused engineering resources on small, but promising PSoC business unit development efforts.

- Developed market-leading Touchscreen solutions to drive significant growth.

- Achieved #1 market position in Capsense segment with #1 share in Handset, PC and MP3 markets.

Result: PSoC business grew from less than $50 million to approximately $400 million in 6 years and division profitability went from a net loss to greater than 20% annually. The Consumer and Computation Division became the largest and fastest growing business within Cypress and the primary focus behind the Company's mission to become "the leading supplier of programmable solutions everywhere".

Cypress Semiconductor – Wireless Business Unit (2002-2005)

Scenario: Became General Manager of the struggling Wireless Business Unit. At the time, the business had yet to achieve first revenue and was losing over $10 million annually.

Steps taken:

- Restructured management team and cut costs.

- Cancelled the primary R&D project due to lack of differentiation in the crowded Bluetooth market.

- Redirected development resources to create the highly successful WirelessUSB device family.

Result: Expenses were reduced by 30% while bringing Cypress' first RF devices to production. In addition, sales grew from zero to over $20 million in four years.

STARBOARD VALUE®

Appendix

- Director Nominees

  - Michael Bornak

  - Norman Rice

  - Norman Taffe

Michael Bornak

- Michael Bornak, age 51, until recently was the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc. (NASDAQ: SEAC), a company that enables transformative multi-screen video services through an open, cloud-based, intelligent software platform trusted by cable, IPTV and mobile operators globally, since January 2012. Previously, Mr. Bornak served as the Chief Financial Officer of Tollgrade Communications, Inc., a test and measurement telecommunications and utility company from September 2009 until January 2012. From June 2008 to July 2009 he was the Chief Financial Officer of Solar Power Industries, Inc., a solar energy product manufacturer. Prior to that, Mr. Bornak was the Chief Financial Officer of MHF Logistical Solutions, Inc., a logistics company serving primarily the nuclear and hazardous/non-hazardous waste industries, from February 2006 to June 2008.

- Starboard believes Mr. Bornack's extensive experience as a CFO of both private and publicly traded companies, as well as his strong operational experience will enable him to provide invaluable oversight to the Board.

- Starboard came to know Mr. Bornak in 2009 when he served as the Chief Financial Officer of Tollgrade Communications, Inc. ("Tollgrade") and after three Starboard-nominated individuals were elected to Tollgrade's board of directors at the annual meeting of shareholders in August 2009. In January 2012, Mr. Bornak became the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc. ("SeaChange") following the approval of his appointment to those positions by the full board of directors of SeaChange. At that time, Starboard was an investor in SeaChange and Peter A. Feld, a Managing Member and Head of Research of Starboard Value LP, was serving on its board of directors. Mr. Feld resigned from the board of directors of SeaChange in January 2013.

Norman J. Rice, III

- Norman J. Rice, III, age 39, has been the Managing Partner of New Castle Capital Group, LLC, a private equity firm specializing in divestiture, management buyout and exit opportunities for organizations in the middle market, since July 2010. From June 2005 until March 2009, Mr. Rice was the Vice President of the Communications, Media and Entertainment (CME) Vertical Business Unit of CA, Inc. (n/k/a CA Technologies, Inc.) (NASDAQ: CA), an independent enterprise information technology management software and solutions company. From March 2005 until June 2005, Mr. Rice served as Vice President of Business Development of the Aprisma Management Technologies Business Unit of Concord Communications, Inc., a provider of network service management software solutions, until its acquisition by CA, Inc. in June 2005. Prior to that, Mr. Rice was the Vice President of Business and Corporate Development at Aprisma Management Technologies, Inc., a company that provided Network assurance solutions, from January 2002 until its acquisition by Concord Communications, Inc. in February 2005. From May 2000 until October 2001, Mr. Rice was the Director of Software Solutions and Business Development of HoustonStreet Exchange, Inc., a subsidiary of BayCorp Holdings, Ltd. (AMEX: MWH). Mr. Rice also served in technology consulting and business development roles in the United States and Europe for MicroStrategy, Inc. (NASDAQ: MSTR), from March 1999 to May 2000. In addition, Mr. Rice served as an Advisory Board Member of vKernel (n/k/a Quest Software), a then leading provider of performance and capacity management software that ensures vm performance of VMware, Hyper-V and Red Hat environments from June 2009 to January 2011. Mr. Rice has also served on the Board of Directors of Nitro Security Inc. (n/k/a McAfee, Inc.), a then leading provider of security information and event management (SIEM) solutions that provides complete visibility and situational awareness to protect critical information and infrastructure, from July 2007 to September 2008. Mr. Rice has worked for leading private investment firms that focus on enhancing stockholder value for technology related businesses, including as a manager in a Gores Technology Group business from September 2002 until March 2005, as a consultant for The Gores Group, LLC from June 2006 until May 2007 and as a consultant to Marlin Equity Partners, LLC from May 2007 to April 2008

- Starboard believes Mr. Rice's extensive experience in business strategy, general management, global sales, marketing, product management and business development, will enable him to provide invaluable oversight to the Board.

Norman P. Taffe

- Norman P. Taffe, age 47, was formerly the Executive Vice President of Consumer and Computation Division of Cypress Semiconductor Corporation (NASDAQ: CY) ("Cypress"), a provider of high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value, from May 2005 until May 2012. Prior to that, Mr. Taffe held numerous positions with Cypress, including Marketing Director of the programmable logic and interface products divisions from April 1999 to July 2001, Managing Director of Cypress' mergers and acquisitions and venture funds from July 2001 to September 2002, Managing Director of the wireless business unit from September 2002 to January 2005, and Vice President of the Personal Communications Division from January 2005 to May 2005. In addition, Mr. Taffe has served as a member of the Board of Directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a mixed-signal semiconductor solutions company, since October 2012. He is also Chairman of the Board of Directors of the Second Harvest Food Bank, a non-profit organization, where he has served as a board member since July 2008. Mr. Taffe also served as a member of the Board of Directors of Cypress Envirosystems, a Cypress-funded independent company that develops system-level products for reducing energy costs with wireless technology, from September 2007 to February 2013.

- Starboard believes Mr. Taffe's extensive experience as a senior executive and Board member at leading semiconductor companies will enable him to provide invaluable oversight to the Board.

- Starboard came to know Mr. Taffe while Starboard was searching for potential candidates for appointment to the board of directors of Integrated Device Technology, Inc. ("IDT"). Mr. Taffe was appointed to the board of directors of IDT in October 2012 as an additional independent director candidate identified by IDT pursuant a settlement agreement with Starboard. Starboard is an investor in IDT and two Starboard-recommended individuals were appointed to IDT's board of directors in accordance with the IDT Settlement Agreement, including Peter A. Feld, a Managing Member and Head of Research of Starboard Value LP.

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